Exhibit 99.1

ASX ANNOUNCEMENT

16 July 2018

Genetic Technologies Limited announces the expansion of its range of genetic risk assessment tests plus the October launch of its new breast cancer and colorectal cancer tests.

Melbourne, Australia, 16 July 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, announced today that both its new breast cancer and colorectal cancer risk assessment tests are on track for release in October 2018.  In addition the company has already commenced development of other cancer and disease targets for its predictive technologies. The company expects to have the following tests available over the next 12 months:

•                  Prostate Cancer

•                  Melanoma

•                  Type 2 Diabetes

•                  Cardiovascular Disease

For perspective, there are 17.7 million deaths per annum due to cardiovascular disease, 8.2 million deaths per annum due to cancer and 1.6 million deaths per annum due to diabetes. (Source: World health Organisation).

Genetic Technologies Chairman and CEO, Dr Paul Kasian commented: “This is a very exciting time for GTG. We are now offering an opportunity for doctors to improve their ability to assess a patient’s breast cancer risk. Our new test, when combined with BRCA testing, will account for almost 100% of breast cancers. Currently BRCA testing alone only accounts for 5 to 10% of breast cancers.  Added to this our expanded range of tests will allow doctors to assess a patient’s risk to some of the most common causes of morbidity and mortality. ”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director & Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com    ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.